Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Eleventh Meeting of the Fifth Session of the

Board of Supervisors of China Life Insurance Company Limited

The eleventh meeting (the “Meeting”) of the fifth session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Supervisory Board”) was held on April 27, 2017 at the conference room located on Floor A18 of China Life Plaza, Beijing. The supervisors were notified of the Meeting by way of a written notice dated April 17, 2017. All of the five supervisors of the Company attended the Meeting in person, including chairperson Liao Ping, and supervisors Shi Xiangming, Xiong Junhong, Zhan Zhong and Wang Cuifei. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, regulatory rules, Articles of Association (the “AOA”) of the Company, and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by chairperson Liao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1. The Proposal on the First Quarter Report of the Company for the Year of 2017

The Supervisory Board believed that: The preparation and review procedures of the First Quarter Report of the Company for the Year of 2017 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the First Quarter Report of the Company for the Year of 2017 was detected before such opinion was issued.

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal on the Evaluation Report for the Year of 2016 under the Summary of “Thirteenth Five-Year” Development Plans of the Company

Voting result: 5 for, 0 against, with no abstention

3.	The Proposal on the Corporate Governance Report of the Company for the Year of 2016

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

4.	The Proposal on the Overall Risk Management Report of the Company for the Year of 2016

Voting result: 5 for, 0 against, with no abstention

5.	The Proposal on the Working Plan with regard to Internal Control of the Company for the Year of 2017

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

April 27, 2017